UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officer and Directors

Ms. Meishuang Huang, a member of the board of directors (the “Board”), and the Chief Executive Officer (“CEO”) of Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), resigned from her position as the CEO of the Company, effective on January 5, 2023. Her resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company, and Ms. Huang will continue to act as the Chairwoman of the Board.

Appointment of Certain Officer and Directors

On January 5, 2023, the Board appointed Mr. Weilai (Will) Zhang, as the CEO of the Company, effective immediately.

We believe Mr. Will Zhang brings extensive entrepreneurial, venture capital, and investment management experience to our Company. From 2011 to 2020, he acted as the Chairman of Huitong Tianxia Investment Ltd., an investment company. Since 2020, Mr. Zhang has acted as the chariman of Jinke Yulv Technology Co., Ltd., which is a International Technology firm in China. Mr. Zhang completed the course and obtained a Diploma in Capital and M&A Entrepreneurship from Fudan University in 2021, and a Diploma in Finance and Capital Investment from Southwest University in Finance and Economics in 2014.

Mr. Zhang shall receive a monthly compensation of $10,000 in cash and $20,000 of ordinary shares of the Company, par value $0.024 per share (the “Ordinary Shares”), payable monthly during his term. The share compensation will be calculated based on the closing price of the last trading day each month. Mr. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the employment agreement with Mr. Zhang is attached hereto as exhibit 10.1.

Change of Compensation of Directors

On January 1, 2023, the Board re-evaluated the service to be provided by each of the following five directors: Chungen Song, Tingting Zhang, Dian Zhang, Qiguo Wang and Ishak Han, during the term of January 1, 2023 to December 31, 2023, and decided to amend each of their compensation as follows: Chungen Song will receive an annual compensation of 240,000 Ordinary Shares (20,000 Odinary Shares each month); Tingting Zhang will receive an annual compensation of 300,000 Ordinary Shares (25,00 Odinary Shares each month); Dian Zhang will receive an annual compensation of 360,000 Ordinary Shares (30,000 Odinary Shares each month); Qiguo Wang will receive an annual compensation of 180,000 Ordinary Shares (15,000 Odinary Shares each month); and Ishak Han will receive an annual compensation of 600,000 Ordinary Shares (50,000 Odinary Shares each month).

Entry into a Material Agreement

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, the Company plans to divest its ceramic tiles manufacturing business, which is conducted through the Company’s two subsidiaries, Jinjiang Hengda Ceramics Co., Ltd., a PRC company (“Jinjiang Hengda Ceramics”) and Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Jiangxi Hengdali Ceramics”).

Jiangxi Hengdali Ceramics is wholly owned by Jinjiang Hengda Ceramics, which is a wholy owned subsidiary of Stand Best Creation Limited, a Hong Kong company (the “Target”). The Target is a wholly owned subsidiary of Success Winner Limited, a British Virgin Islands exempt company (“SWL” or the “Seller”), which is 100% owned by the Company.

On December 30, 2022, the Seller, the Target and New Stonehenge Limited, a British Virgin Islands exempt company which is not affiliate of the Company or any of its directors or officers, (the “Buyer”), entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Buyer agreed to purchase the Target, and in exchange the Buyer will issue a 5% unsecured promissory note to the Seller with principal amount of $8.5 million with a maturity date on the fourth anniversary of its issuance (the “Note”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the receipt of a fairness opinion from an independent firm, approval of a majority of the Company’s shareholders, and all consents required to be obtained from or made with any governmental authorities.

A copy of the Disposition SPA is attached hereto as Exhibit 10.2 and a copy of the Note is attached hereto as Exhibit 10.3. The foregoing description of the form of the Disposition SPA and the Note is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Disposition SPA and the Note.

SUBMITTED HEREWITH

Exhibits:

10.1	Employment Agreement with Mr. Weilai Zhang
10.2	Share Purchase Agreement, dated December 30, 2022
10.3	Form of Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: January 5, 2023